

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 24, 2006

Mr. James A. Lawrence
Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

Re: General Mills, Inc.
Form 10-K for Fiscal Year Ended May 29, 2005
Filed July 28, 2005
Response Letter Dated April 7, 2006
File No. 1-1185

Dear Mr. Lawrence:

We have reviewed your response letter and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended May 29, 2005

Note 10. Stockholders' Equity, page 43

1. We note from your response to prior comment four that, upon inception of the forward purchase contract in October 2004, you "did not believe it was more likely than not that [y]our stock price would be within the $45.20 to $54.24 range defined in the contract. Please tell us what factors you considered in making this determination at that time.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer Goeken at (202) 551-3721 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief